VIA E-MAIL

May 1   2025

Charlene H. Kim, Esq.
Senior Counsel, Legal and Compliance Group
Capital Research and Management Company
333 South Hope Street
Los Angeles, CA 90071-1406

       Re:     American Funds Core Plus Bond Fund
               File Nos. 333-286599; 811-24077

Dear Ms. Kim;

        On April 17, 2025, you filed the above-referenced registration statement on Form N-1A with
respect to American Funds Core Plus Bond Fund (the    Fund   ). We have
reviewed the registration
statement and our comments are set forth below. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosures found elsewhere. Capitalized terms not otherwise defined have the same meaning as in the registration statement.

GENERAL

1. We note that portions of the registration statement are incomplete. A full financial review (e.g., seed financial statements, auditor's report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

2. Please confirm the Fund will file a fidelity bond under Form 40-17G.

3. Please provide the name of the Fund   s independent registered public
accounting firm in
   correspondence.

4. Please update the Fund   s series and class identifiers to reflect the
ticker symbols for each class.
 Ms. Charlene H. Kim
May   , 2025
Page 2

PROSPECTUS

Fees and Expenses, page 1

5. The fee table provides a line item for Other Expenses. Since the Fund is a new fund, please add a footnote to the Other Expenses line item stating that the figures are based on estimated amounts for
   the current year. See Item 3, Instruction (   Instr.   ) 6 of Form N-1A.

Principal Investment Strategies, page 3

6. The first sentence of the first paragraph states that,    the fund will
normally invest at least 80% of its
   assets in bonds and other debt securities, which may be represented by
derivatives.    Please revise to
   clarify that the Fund will invest 80% of its net assets, plus the amount of any borrowings for investment purposes...

7. The disclosure states that,    The fund may invest in a broad range of debt
securities, including
   debt and mortgage- and other asset-backed securities issued by U.S. government-sponsored entities and instrumentalities that are not backed by the full faith and credit of the U.S. government.
   Please clarify in the disclosure if the Fund   s investments in
mortgage-backed securities include sub-
   prime mortgages, please disclose the principal risks associated with sub-prime mortgages.

8. The first sentence of the second paragraph states that, the    fund may
invest in forward currency
   contracts. . .    Please revise disclosure to clarify if the forward
currency contracts are directional
   and/or intended for purposes of hedging currency risk for non-U.S. dollar denominated debt securities.

9. The fourth paragraph in this section discloses that the Fund may invest up to 25% of its assets in
   securities of emerging market issuers.    Please: (a) define    emerging
market    in the disclosure, and
   (b) disclose how the Fund determines that an issuer is an    emerging
markets issuer.

Principal Risks, pages 4-8

10. Please consider adding a risk factor discussing the principal risks associated with investing in a new fund (e.g., the fund may have higher expenses, may not grow to an economically viable size, and may cease operations and investors may be required to liquidate or transfer their investments at a loss).

Tax Information, page 9

11. Under this heading, the disclosure states,    Dividends and capital gain
distributions you receive from
    the fund are subject to federal income taxes and may also be subject to state and local taxes, unless
    you are tax-exempt or your account is tax-favored.    At the end of this
sentence, please add,    in
    which case you may be subject to taxes upon withdrawal from such account or similar language.
 Ms. Charlene H. Kim
May 1 , 2025
Page 3

Investment Objective, Strategies and Risks, pages 10-18

12. The second paragraph in this section discloses that,    The fund may invest
in debt securities of any
    maturity or duration.    Please also include this disclosure in Item 4.

13. The last sentence of the second paragraph states,    The longer a security
 s duration, the more
    sensitive it will be to changes in interest rates.    Please provide an
example of duration here (e.g., the
    price of a security with a duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point).

14. The Fund includes a risk factor titled,    Exposure to country, region,
industry or sector.    If the Fund
    may have significant exposure to a particular country, region, industry or sector, please include related disclosure in the principal investment strategies section.

15. The Fund includes a risk factor titled,    Large shareholder concentration,
   with references to
       Authorized Participant    in the paragraph. Please delete references to
  Authorized Participant,    or
    explain to staff how this the term is applicable to the Fund.

STATEMENT OF ADDITIONAL INFORMATION (   SAI   )

Certain Investment Limitations and Guidelines, page 2

16. Under the heading,    Debt instruments,    the SAI states that,    The fund
will invest at least 80% of its
    assets in bonds and other debt instruments, including Eurodollar and Yankee bonds, debentures, notes, securities with equity and fixed income characteristics (such as bonds with warrants attached, convertible bonds, certain hybrids and certain preferred securities), cash and cash equivalents, securities backed by mortgages and other assets, loans, and other fixed income obligations of banks,
    corporations and governmental authorities.    Please reconcile the
disclosure with the language in
    both Items 4 and 9.

17. Under the same heading, the second bullet point discusses the Fund   s
investments in securities rated
    Ba1 or below and BB+ or below by NRSROs. Please add that such securities are sometimes referred
    to as    junk bonds.

18. Under the heading,    Equity securities,    the SAI states the fund may
invest up to 10% of its assets in
    equity securities (including common stocks, preferred stocks, warrants or rights). Please include this disclosure in the prospectus as well as corresponding risks.

Fund Policies, pages 33-34

19. Regarding the Fund   s concentration policies, please note that a fund and
its adviser may not ignore
    the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please confirm that the Fund will
 Ms. Charlene H. Kim
May 1 , 2025
Page 4

   consider the investments of its underlying investment companies when
determining the Fund   s
   compliance with its concentration policies.

20. The last paragraph on page 34 states,    This policy does not apply to
investments in securities of the
    U.S. government, its agencies or government sponsored enterprises or repurchase agreements with
    respect thereto.    For clarity, please add    U.S.    in front of
government sponsored.

Management of the Fund, pages 35-53

21. It appears that disclosures in certain sections use the word    trustees
interchangeably with
       directors,    without making it clear that they have the same meaning.
To avoid confusion, please
    consider clarifying that they have the same meaning, or use one consistent term.

22. On page 40, under the heading,    Fund organization and the board of
trustees,    please disclose that
    the registrant has no prior history since the registrant is a newly organized company. See Item 15 of
    Form N-1A.

Financial Statements, Exhibits, and Other Information

23. Any financial statements, exhibits, and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statement.

24. Please include all exhibits that are marked    to be provided by amendment.


Signatures

25. Pursuant to Section 6(a) of the Securities Act of 1933, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, as well as a majority of the directors or persons performing similar
    functions. Please ensure that, in addition to the trustees    signatures,
all future amendments are signed
    by the Fund   s principal executive officer, the comptroller or principal accounting officer, or the
    principal financial officer, as required by Section 6(a).

                                                    *****

Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement. The staff may have additional comments.

We remind you that the Fund is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.
 Ms. Charlene H. Kim
May 1 , 2025
Page 5

Should you have any questions, please contact me at (202) 880-1783, imtangso@sec.gov, or Mindy
Rotter, Staff Accountant, at (212) 336-1096, RotterM@sec.gov.


                                                 Sincerely,

                                                 /s/ Soo Im-Tang

                                                 Soo Im-Tang
                                                 Attorney-Adviser


cc:   Mindy Rotter, Staff Accountant
      John Lee, Senior Special Counsel
      Michael J. Spratt, Assistant Director